BD 3/4

08026637

UNITEDSTATES
:URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Research & Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 King Of Prussia Road
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R James — (610) 293-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/6/08

OATH OR AFFIRMATION

I, Morgan Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Radnor Research and Trading Company, as of February 27, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Morgan Simpson
Signature

President
Title

Audrey Walsh
Notary Public

NOTARIAL SEAL
AUDREY WALSH Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires March 30, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RADNOR RESEARCH AND TRADING COMPANY, LLC

Financial Statements

December 31, 2007

INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Radnor Research and Trading Company, LLC
Radnor, Pennsylvania

We have audited the accompanying statement of financial condition of Radnor Research and Trading Company, LLC, (the LLC) as of December 31, 2007 and the related statements of operations, changes in members' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Research and Trading Company, LLC at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephano Slack LLC

Stephano Slack LLC

February 14, 2008
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 : fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 · fax 610-696-5648

RADNOR RESEARCH AND TRADING COMPANY, LLC

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and Cash Equivalents	$	971,704
Cash Reserved for the Exclusive Benefit of Customers Pursuant to SEC Rule 15c3-3		532,531
Receivable from broker-dealers and clearing organizations		524,907
Furniture, Equipment, and Leasehold Improvements, at cost, less accumulated depreciation of $64,883		82,728
Other Assets		54,887
TOTAL ASSETS	$	2,166,757

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	1,216,549
Members' Equity		950,208
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,166,757

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH AND TRADING COMPANY, LLC

Statement of Operations
For the Year Ended December 31, 2007

Revenues		
Commissions	$	3,587,372
Other Income		82,298
TOTAL REVENUES		3,669,670
Expenses		
Account Executive and Other Employee Compensation		1,719,688
Interest Expense on Subordinated Borrowings		4,356
Brokerage Expense		588,651
Communications and Data Processing		30,433
Exchange Fees		714,864
Occupancy Expense		66,306
Other Expenses		560,856
TOTAL EXPENSES		3,685,154
NET LOSS	$	(15,484)

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH AND TRADING COMPANY, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

Balance - January 1, 2007	$	700,727
Net Loss		(15,484)
Members' Distributions		(135,035)
Members' Contributions		400,000
BALANCE - DECEMBER 31, 2007	$	950,208

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH AND TRADING COMPANY, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$	150,000
Decrease:		
Payment of Subordinated Loan		(150,000)
Subordinated borrowings at December 31, 2007	$	0

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH AND TRADING COMPANY, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (15,484)	
Adjustments to Reconcile Net Loss to		
Net Cash Used by Operating Activities		
Depreciation	23,642	
Decrease (Increase) in Assets		
Receivables	(226,353)	
Other Assets	17,308	
Increase (Decrease) in Liabilities		
Accounts Payable and Accrued Expenses	(59,249)	
NET CASH USED BY OPERATING ACTIVITIES		$ (260,136)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Furniture, Equipment and Leasehold Improvements		(26,422)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of Subordinated Borrowings	(150,000)	
Members' Distributions	(135,035)	
Members' Contributions	400,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		114,965
NET DECREASE IN CASH AND CASH EQUIVALENTS		(171,593)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,675,828
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 1,504,235

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

The LLC is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE) and the Philadelphia Stock Exchange (PHLX). The LLC is a Pennsylvania Limited Liability Company that provides brokerage services to customers, who are predominately small and middle-market businesses.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The LLC considers all short-term, highly liquid investments with maturities of three months or less at the date of their acquisition to be cash and cash equivalents.

The LLC maintains cash at two commercial financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. In the normal course of business, the LLC may have deposits in excess of the insured balance.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Furniture, Equipment and Leasehold Improvements - Furniture, Equipment and Leasehold Improvements are recorded at cost. Depreciation is provided on the straight-line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 years
Software	3 years
Furniture and Fixtures	7 years
Leasehold Improvements	15-39 years

Long-Lived Assets - Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long lived assets to be disposed of are reported at lower of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments - The LLC's financial instruments consist primarily of cash and cash equivalents, receivables, accounts payable, accrued expenses, and debt instruments. The carrying values of these assets and liabilities are considered to be representative of their respective fair values.

Commissions - Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes – The LLCs' do not pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLCs' taxable income.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31 were as follows:

Operating	$ 571,704
Certificate of Deposit	400,000
TOTAL CASH AND CASH EQUIVALENTS	$ 971,704

NOTE 4 - Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2007 were as follows:

Equipment	$ 89,821
Software	8,177
Furniture and Fixtures	23,793
Leasehold Improvements	25,820
TOTAL FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS	147,611
Less: Accumulated Depreciation	64,883
NET FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS	$ 82,728

Depreciation expense for the year ended December 31, 2007 was $23,642.

NOTE 5 - Subordinated Borrowings

The subordinated borrowing was available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings were required for the LLC's continued compliance with minimum net capital requirements. The subordinated borrowing was no longer required under the SEC's uniform net capital rule and was repaid in full during 2007.

NOTE 6 - Major Customer

During the year ended December 31, 2007, the LLC had two major customers totaling approximately 75% of total revenues.

NOTE 7 - Lease Commitments

The LLC leases real property under a renewable one year operating lease with monthly payments totaling $2,292. Rent expense for the year ended December 31, 2007 was $42,139. The lease term expires May 31, 2008.

NOTE 8 - Net Capital Requirements

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the LLC had net capital of $811,843, which was $561,843 in excess of its required net capital of $250,000. The LLC's net capital ratio was to 1.50 to 1.

NOTE 9 - Cash and Securities Segregated Under Federal and Other Regulations

Cash of $532,531 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 10 – Retirement Benefits

The LLC has a deferred compensation 401(k) plan for eligible employees. The LLC may make discretionary matching contributions. The matching contribution for the year ended December 31, 2007 was $0.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Radnor Research and Trading Company, LLC

We have audited the accompanying financial statements of Radnor Research and Trading Company, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 14, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephano Slack LLC

February 14, 2008
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 fax 610-696-5648

RADNOR RESEARCH AND TRADING COMPANY, LLC
SCHEDULE I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

NET CAPITAL		
Total Members' Equity		$ 950,208
Add:		
Subordinated Borrowings		0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		950,208
Deductions:		
Nonallowable Assets:		
Furniture, Equipment and Leasehold Improvements, net	$ 82,728	
Other Assets	54,887	
TOTAL DEDUCTIONS		137,615
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		812,593
Haircuts on Securities:		
Other Securities		750
NET CAPITAL AFTER HAIRCUTS ON SECURITIES POSITIONS		$ 811,843
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $1,216,549)		$ 81,103
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 561,843
EXCESS NET CAPITAL AT 1000%		$ 690,188

RADNOR RESEARCH AND TRADING COMPANY, LLC
SCHEDULE I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

TOTAL AGGREGATE INDEBTEDNESS	$ 1,216,549
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.50 to 1

RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2007)

NET CAPITAL, AS REPORTED IN LLC'S PART II (UNAUDITED) FOCUS REPORT	$ 811,593
CALCULATION ERROR - HAIRCUTS	250
AUDIT ADJUSTMENTS	0
NET CAPITAL PER ABOVE	$ 811,843

RADNOR RESEARCH AND TRADING COMPANY, LLC
SCHEDULE II - Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

DEBITS

Customer Debit Balances	$	0
Failed to deliver of customers' securities not older than 30 calendar days		0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
Less:		
Concentration Collateral		0
Concentration Debit		0
Gross Debits		0
Less: 1 Percent Charge		0
TOTAL DEBIT ITEMS		0

CREDITS

Free credit balances and other credit balances in customers' security accounts	$	0
Monies borrowed collateralized by securities carried for the accounts of customers'		0
Monies payable against customers' security loaned		0
Customers' securities failed to receive		0
Credit balances in firm accounts that are attributable to principal sales to customers		0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		0
Market value of short security count differences over thirty calendar days old		0
SUBTOTAL		0

RADNOR RESEARCH AND TRADING COMPANY, LLC

SCHEDULE II - Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

BALANCE CARRIED FORWARD	$	0
Market value of short securities and credits		0
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		0
Other		16,909
TOTAL CREDITS ITEMS	$	16,909
RESERVE COMPUTATION		
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$	16,909
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS		17,754
REQUIRED DEPOSIT	$	0
RECONCILIATION WITH COMPANY'S COMPUTATION		
EXCESS AS REPORTED IN COMPANY'S PART II FOCUS REPORT	$	16,909
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$	532,531

RADNOR RESEARCH AND TRADING COMPANY, LLC

SCHEDULE III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Customers' full paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ 0
Number of Items	0
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
Number of Items	0

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members
Radnor Research and Trading Company, LLC

In planning and performing our audit of the financial statements and supplemental information of Radnor Research and Trading Company, LLC (the LLC), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 fax 610-696-5648

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, NYSE, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

February 14, 2008
Wayne, Pennsylvania

END